Exhibit 99.2

News Release

February 4, 2013

TELUS share exchange effective today

Common shares start trading on NYSE

Vancouver, B.C. — The exchange of TELUS’ non-voting shares for common shares on a one-for-one basis pursuant to a court-approved plan of arrangement became effective at 12:01 a.m. PT today.

TELUS’ non-voting shares were delisted from the New York Stock Exchange (NYSE) before the market opened and its common shares commenced trading under the symbol “TU” at the start of trading today. TELUS currently anticipates its non-voting shares will be delisted from the Toronto Stock Exchange (TSX) at the close of business on or about February 8, 2013 and the common shares issued today in exchange for the non-voting shares will commence trading on the TSX on or about February 11, 2013.

Registered shareholders who hold certificates formerly representing non-voting shares do not need to take any further action. A DRS (Direct Registration System) advice form will be mailed to registered shareholders and represent the total number of common shares received upon the exchange. This will allow registered shareholders to hold their new common shares in “book-entry” form without having a physical share certificate.

TELUS expects its agent Computershare will mail the DRS advice forms to registered shareholders of former non-voting shares on February 13, 2013. Registered shareholders who want to sell or transfer such shares and have not yet received their DRS advice should contact Computershare by telephone at 1-800-558-0046 (toll-free in North America), (514)-982-7129 (outside of North America) or by email at TELUS@computershare.com. Beneficial holders who have questions concerning when their account will reflect the common shares exchanged today for their non-voting shares should contact their investment advisor or stock broker.

Forward looking statement: This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the associated benefits for TELUS shareholders of the share exchange will be realized or that the expected TSX listing and delisting dates will be accurate. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

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For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

Robert Mitchell

TELUS Investor Relations

647-837-1606

ir@telus.com